ANNUAL NOTICE
May 1, 2025

Protective Variable Annuity NY L Series (“L Series)
Protective Variable Annuity NY B Series (“B Series”)
Protective Variable Annuity NY C Series (“C Series”)
(Contracts issued on or after July 15, 2013)
Protective Life and Annuity Insurance Company Variable Annuity Account A of Protective Life P.O. Box 10648 Birmingham, Alabama 35202‑0648 Telephone: 1‑800‑456‑6330 www.protective.com
This Annual Notice for three different classes of an individual flexible premium deferred variable and fixed annuity contract (the “Contract”) issued by Protective Life and Annuity Insurance Company, provides certain updated information about your Contract since May 1, 2024. We sometimes refer to each class by its specific name (e.g.’ the “L Series”). Each class has different charges, fees and features that may be appropriate for you based on your financial situation, your age and how you intend to use the Contract. In addition, this Annual Notice provides key information about your Contract that you should review, including a current list of Funds available under your Contract. Please read this Annual Notice carefully and retain it with your Contract prospectus for future reference.
The most recent prospectus for the Contract, dated May 1, 2015, (the “Prospectus”) and supplements to the Prospectus contain more information about the Contract, including its features, benefits, and risks. You can find updated financial statements for Variable Annuity Account A of Protective Life and for Protective Life and Annuity Insurance Company, prospectuses for the Funds listed in the appendix, and other information about the Contract online at www.protective.com/productprospectus. You can also obtain this information at no cost by calling 1-800-456-6330 or by sending an email request to prospectus@protective.com.
The Contract is designed for investors who desire to accumulate capital on a tax deferred basis for retirement or other long term investment purposes, is not a short-term investment, and is not appropriate for an investor who needs ready access to cash. The Contracts is complex investment and involves risks, including potential loss of principal. withdrawals could result in surrender charges, taxes, and tax penalties.
Protective Life and Annuity Insurance Company’s obligation under the Contract are subject to its financial strength and claims-paying ability.
Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.
The SEC has not approved or disapproved these securities or passed upon the adequacy of this Annual
Notice. Any representation to the contrary is a criminal offense.
Registration No. 333-179963

APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT	10

SPECIAL TERMS
“We”, “us”, “our”, “Protective Life”, and “Company”  Refer to Protective Lifeand Annuity Insurance Company. “You”, “your”, and “Owner” refer to the person(s) who has been issued a Contract.
Accumulation Unit A unit of measure used to calculate the value of a Sub-Account prior to the Annuity Date.
Administrative Office Protective Lifeand AnnuityInsurance Company, P.O. Box 10648, Birmingham, Alabama 35202-0648 (for Written Notice sent by U.S. postal service) or Protective Lifeand AnnuityInsurance Company, 2801 Highway 280 South, Birmingham, Alabama 35223 (for Written Notice sent by a nationally recognized overnight delivery service).
Annual Withdrawal Amount or AWA The maximum amount that may be withdrawn from the Contract under a SecurePay rider each Contract Year after the Benefit Election Date without reducing the Benefit Base.
Annuity Date The date as of which the Annuity Value is applied to an Annuity Option.
Annuity Option The payout option under which the Company makes annuity income payments.
Annuity Value The amount we apply to the Annuity Option you have selected.
Assumed Investment Return The assumed annual rate of return used to calculate the amount of the variable income payments.
Code The Internal Revenue Code of 1986, as amended.
Contract  The Protective Variable Annuity NY, a flexible premium, deferred, variable and fixed annuity contract.
Contract Anniversary The same month and day as the Issue Date in each subsequent year of the Contract.
Contract Value  Before the Annuity Commencement Date, the sum of the Variable Account value and the Guaranteed Account value.
Contract Year Any period of 12 months commencing with the Issue Date or any Contract Anniversary.
Covered Person The person or persons upon whose lives the benefits of the SecurePay rider or Protective Income Manager rider, as applicable, are based. There may not be more than two Covered Persons.
DCA Dollar cost averaging.
DCA Accounts A part of the Guaranteed Account, but separate from the Fixed Account. The DCA Accounts are designed to transfer amounts to the Sub-Accounts of the Variable Account systematically over a designated period.
Death Benefit The amount we pay to the beneficiary if an Owner dies before the Annuity Commencement Date.
Fixed Account A part of the Guaranteed Account, but separate from the DCA Accounts. Amounts allocated or transferred to the Fixed Account earn interest from the date the funds are credited to the account.
Fund Any investment portfolio in which a corresponding Sub-Account invests.
Guaranteed Account The Fixed Account (not available for C Series), the DCA Accounts and any other Investment Option we may offer with interest rate guarantees.
Investment Option Any account to which you may allocate Purchase Payments or transfer Contract Value under this Contract. The Investment Options are the Sub-Accounts of the Variable Account and the Guaranteed Account available in this Contract.
Issue Date The date as of which we credit the initial Purchase Payment to the Contract and the date the Contract takes effect.
Monthly Anniversary Date The same day each month as the Issue Date, or the last day of any month that does not have the same day as the Issue Date.
Optimal Withdrawal Amount The maximum amount that you may withdraw from your Contract Value each Contract Year without reducing or eliminating the benefits under the Protective Income Manager rider.
Owner  The person or persons who own the Contract and are entitled to exercise all rights and privileges provided in the Contract.
Purchase Payment The amount(s) paid by the Owner and accepted by the Company as consideration for this Contract.

Qualified Contracts Contracts issued in connection with retirement plans that receive favorable tax treatment under Sections 401, 408, 408A or 457 of the Code.
Qualified Plans Retirement plans that receive favorable tax treatment under Sections 401, 408, 408A or 457 of the Code.
Sub-Account A separate division of the Variable Account.
Valuation Date Each day on which the New York Stock Exchange is open for business.
Valuation Period  The period which begins at the close of regular trading on the New York Stock Exchange on any Valuation Date and ends at the close of regular trading on the next Valuation Date.
Variable Account The Variable Annuity Account A of Protective Life, a separate investment account of Protective Life.
Written Notice A notice or request submitted in writing in a form satisfactory to the Company that we receive at the Administrative Office via U.S. postal service or nationally recognized overnight delivery service.

UPDATED INFORMATION ABOUT YOUR CONTRACT
The information in this section of the Annual Notice is a summary of certain Contract features that have changed since May 1, 2024. This may not reflect all of the changes that have occurred since you entered into your Contract.
•
The Invesco V.I. Capital Appreciation Fund changed its name to the Invesco V.I. Discovery Large Cap Fund.

•
For updated Fund performance and fee information please see the APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT
FEES, EXPENSES, AND ADJUSTMENTS
Are There Charges or Adjustments for Early Withdrawals?
Yes. Surrender charges are applicable on the B Series and L Series Contracts. The C Series Contract does not include charges for early withdrawal. If you surrender or make a withdrawal from your Contract within seven (7) years (for B Series Contracts) or four (4) years (for L Series Contracts) following your last Purchase Payment and before the Annuity Commencement Date, you will be assessed a surrender charge of up to 7% on the amount of the withdrawal. The surrender charge starts at 7% and declines to 0% over the applicable surrender period.
For example, assume you purchased a Contract with a single Purchase Payment of $100,000 and surrender the Contract during the first Contract Year. The surrender charge is 7% of the amount withdrawn. Your free withdrawal amount is $10,000 (10% x $100,000) and is not subject to a surrender charge. You will be assessed a withdrawal charge of $6,300 (7% x $90,000).
For additional information about charges for surrenders and early withdrawals, see “CHARGES AND DEDUCTIONS - Surrender Charge (Contingent Deferred Sales Charge)” and “FEES AND EXPENSES - Owner Transactions Expenses” in the Prospectus.

Are There Transaction Charges?
Yes. In addition to surrender charges, you may also be assessed a fee for each transfer after the first 12 transfers in a Contract Year, and a SecurePay Medical Evaluation Fee if you request an increase in the Annual Withdrawal Amount under a SecurePay rider. Currently, we do not assess a charge for transfers.
For additional information about transaction charges, see “FEE TABLE - Transaction Expenses” and “CHARGES AND DEDUCTIONS” in the Prospectus.

Are There Ongoing Fees and Expenses?
Yes. The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

Annual Fee	Minimum	Maximum
Base contract (1)
L Series	1.77%	1.77%
B Series	1.33%	1.33%
C Series	0.00%	0.00%
Investment options (Fund fees and expenses) (2)	0.34%	2.675%
Optional benefits available for an additional charge
Maximum Anniversary Value Death Benefit Fee (if elected) (3)	0.20%	0.20%
SecurePay 5 rider (4)	1.20%	2.00%
Protective Income Manager rider (5)
At Contract Purchase	1.20%	2.00%
Later under RightTime Option	1.30%	2.20%

(1)
We calculate the Base Contract fee by dividing the total amount we receive from the annual contract maintenance fee, the mortality and expense risk charge and the administration charge for the last fiscal year by the total average net assets attributable to the Contracts for that year.

(2)
As a percentage of Fund assets.

(3)
As an annualized percentage of the death benefit value on each Monthly Anniversary Date, beginning on the 1st Monthly Anniversary Date. There are two death benefits available under the Contract: (1) the Return of Purchase Payments Death Benefit; and (2) the Maximum Anniversary Value Death Benefit. There is no death benefit fee for the Return of Purchase Payments Death Benefit. The Maximum Anniversary Value Death Benefit is not available if you purchase the Protective Income Manager rider. For more information on these death benefit values and fees, and how they are calculated, please see the “DEATH BENEFIT” and “Charges and Deductions, Death Benefit Fee” sections of this prospectus.

(4)
As an annualized percentage of the Benefit Base on each Monthly Anniversary Date, beginning on the 1st Monthly Anniversary Date following election of the rider. The Benefit Base is a value used to calculate the Annual Withdrawal Amounts, and the fees charged, under the SecurePay 5 rider. On the Rider Issue Date, your initial Benefit Base is equal to your Contract Value. For more information on the SecurePay 5 rider, the Benefit Base and how it is calculated, please see “SecurePay 5” in this prospectus.

(5)
As an annualized percentage of Contract Value, beginning on the 1st Monthly Anniversary Date following election of the rider. The Protective Income Manager fee is a percentage of the greatest of: the Contract Value on each Monthly Anniversary Date; the Contract Value on the later of the Rider Issue Date or the most recent Reset Date; or, if you purchased the rider on the Contract Issue Date, the sum of all Purchase Payments received (including your initial Purchase Payment), less any Excess Withdrawals made, during the 120-day period following the Contract Issue Date. During the 120 days immediately following the Contract Issue Date, the fee is based upon your initial Purchase Payment. We will give you at least 30 days’ notice before any increase in the Protective Income Manager Fee. You may elect not to pay the increase in your Protective Income Manager Fee. If you do, your Protective Income Manager rider will not terminate, but we will “lock in” your most recent Protective Income Manager Payment Factor and will use this factor when we calculate your Optimal Withdrawal Amount on all future Contract Anniversaries, even if there is a Reset following the date you elect not to pay the fee increase. You will continue to be assessed your current Protective Income Manager Fee. See “Protective Income Manager (patent pending) with RightTime Option” in this prospectus.
Because your Contract is customizable, the options and benefits you choose can affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. These estimates assume that you do not take any withdrawals from the Contract, which could add surrender charges, that substantially increase costs.
Lowest Annual Cost: $1,693	Highest Annual Cost: $6,771
Assumes:	Assumes:

•
Investment of  $100,000

•
5% annual appreciation

•
Least expensive combination of Base Contract fee and Fund fees and expenses

•
No optional benefits

•
No sales charges

•
No additional Purchase Payments, transfers or withdrawals

•
Investment of  $100,000

•
5% annual appreciation

•
Most expensive combination of Base Contract fee and Fund fees and expenses

•
No sales Charges

•
No additional Purchase Payments, transfers, or withdrawals

For additional information about annual charges, please see “FEES AND EXPENSES” and “CHARGES AND DEDUCTIONS” in the Prospectus.
RISKS
Is There A Risk of Loss from Poor Performance?	Yes. You can lose money by investing in this Contract, including loss of principal. For additional information about the risk of loss, see “THE COMPANY, VARIABLE ACCOUNT AND FUNDS” in the Prospectus.
Is This a Short-Term Investment?
No. This Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. Although you are permitted to take withdrawals or surrender the Contract, surrender charges and federal and state income taxes may apply.
Surrender charges may apply for up to seven (7) years following your last Purchase Payment. Withdrawals will reduce your Contract Value and death benefit.
The benefits of tax deferral also means the Contract is less beneficial to investors with a short time horizon.
For additional information about the investment profile of the Contract, see “DESCRIPTION OF THE CONTRACT,” “CHARGES AND DEDUCTIONS,” ”FEDERAL TAX MATTERS,” “TAXATION OF ANNUITIES IN GENERAL”and “QUALIFIED RETIREMENT PLANS” in the Prospectus.

What Are the Risks Associated with Investment Options?
An investment in this Contract is subject to the risk of poor investment performance and can vary depending on the performance of the Investment Options available under the Contract.
Each Investment Option (including the Guaranteed Account) has its own unique risks.
You should review the prospectuses for the available Funds and consult with your financial professional before making an investment decision.
For additional information about the risks associated with Investment Options, see “THE COMPANY, VARIABLE ACCOUNT AND FUNDS” in the Prospectus.

RISKS
What Are the Risks Related to the Insurance Company?
An investment in the Contract is subject to the risks related to the Company. Any obligations (including under the Guaranteed Account), guarantees, or benefits under the Contract are subject to the claims-paying ability of the Company. More information about the Company, including its financial strength ratings, is available upon request at no charge by calling us at 1-800-456-6330 or writing us at the address shown on the cover page.
For additional information about Company risks, see “THE COMPANY, VARIABLE ACCOUNT AND FUNDS” in the Prospectus.

RESTRICTIONS
Are There Restrictions on the Investment Options?
Yes. Currently, there is no charge when you transfer Contract Value among Investment Options. However, we reserve the right to charge $25 for each transfer after the first 12 transfers in any Contract Year in the future.
We reserve the right to remove or substitute Funds as Investment Options that are available under the Contract. We also reserve the right to restrict the allocation of additional Purchase Payments and/or transfers of Contract Value to a Fund if we determine the Fund no longer meets one or more of our Fund selection criteria and/or if a Fund has not attracted significant contract owner assets.
For additional information about Investment Options, see “CHARGES AND DEDUCTIONS – Transfer Fee” and “THE COMPANY, VARIABLE ACCOUNT AND FUNDS – Selection of Funds” and “THE COMPANY, VARIABLE ACCOUNT AND FUNDS – Addition, Deletion or Substitutions of Investments” in the Prospectus.

Are There Any Restrictions on Contract Benefits?
Yes. If you purchase a Protected Lifetime Income Benefit rider:
1.
You must allocate your Purchase Payments and Contract Value in accordance with certain guidelines and restrictions, which will limit or restrict the Investment Options available to you under the Contract. If you fail to allocate your Purchase Payments and Contract Value in accordance with the guidelines and restrictions, the rider will terminate.

2.
Your ability to make additional Purchase Payments after the Rider Issue Date will be limited.

3.
If your withdrawals from Contract Value exceed the annual withdrawal amount under the rider, your rider benefits may be significantly reduced or eliminated.

Withdrawals can reduce the value of the optional Maximum Anniversary Value Death Benefit by more than the amount withdrawn.
We may stop offering an optional benefit rider at any time.
For additional information about the optional benefits, see “PROTECTED LIFETIME INCOME BENEFITS” in the Prospectus.

TAXES
What Are the Contract’s Tax Implications?
You should consult with a qualified tax advisor regarding the federal tax implications of an investment in, payments received under, and other transactions in connection with this Contract.
If you purchase the Contract through a tax-qualified plan or individual retirement account (IRA), you do not get any additional tax deferral. Generally, all earnings on the investments underlying the Contract are tax-deferred until distributed or deemed distributed. A distribution from a non-Qualified Contract, which includes a surrender, withdrawal, payment of a death benefit or annuity income payments, will generally result in taxable income if there has been an increase in the Contract Value. In the case of a Qualified Contract, a distribution generally will result in taxable income even if there has not been an increase in the Contract Value. In certain circumstances, a 10% additional tax may also apply if the Owner takes a withdrawal before age 59½. All amounts includable in income with respect to the Contract are taxed as ordinary income; no amounts are taxed at the special lower rates applicable to long term capital gains and corporate dividends.
For additional information about tax implications, see “FEDERAL TAX MATTERS” and “TAXATION OF ANNUITIES IN GENERAL” in the Prospectus.

CONFLICTS OF INTEREST
How Are Investment Professionals Compensated?
We pay compensation, in the form of commissions, non-cash compensation, and asset-based compensation, to broker-dealers in connection with the promotion and sale of the Contracts. A portion of any payments made to the broker-dealers may be passed on to their registered representatives in accordance with their internal compensation programs. The prospect of receiving, or the receipt of, asset-based compensation may provide broker-dealers and/or their registered representatives with an incentive to recommend continued investment in the Contracts over other variable insurance products (or other investments). You may wish to take such compensation arrangements into account when considering and evaluating any recommendation relating to the Contracts.
For additional information about compensation, see “DISTRIBUTION OF THE CONTRACTS” in the Prospectus.

Should I Exchange My Contract?
Some investment professionals may have a financial incentive to offer you a new contract in place of the contract you already own. You should only exchange your current contract if you determine, after comparing the features, fees, and risks of both contracts, that it is better for you to purchase the new contract rather than continue to own your existing contract.
For additional information about exchanges, see “TAXATION OF ANNUITIES IN GENERAL – Exchange of Annuity Contracts” in the Prospectus.

APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT
The following is a list of Funds available under the Contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at www.protective.com/eprospectus. You can also request this information at no cost by calling 855-920-9713 or by sending an email request to prospectus@protective.com.
The current expenses and performance information below reflects fee and expenses of the Funds, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.
Asset Allocation Type	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable(2)	Net Annual Expenses – Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
U.S. Equity	ClearBridge Variable Mid Cap Portfolio - Class II - ClearBridge Investments, LLC	1.06%	9.73%	6.35%	7.02%
U.S. Equity	ClearBridge Variable Small Cap Growth Portfolio - Class II - ClearBridge Investments, LLC	1.05%	4.23%	5.13%	7.66%
U.S. Equity	Fidelity® VIP Contrafund® Portfolio - Service Class 2 - FMR Investment Management (U.K.) Limited;Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd	0.81%	33.45%	16.74%	13.33%
U.S. Equity	Fidelity® VIP Index 500 Portfolio - Service Class 2 - Geode Capital Management, LLC	0.34%	24.59%	14.12%	12.71%
Taxable Bond	Fidelity® VIP Investment Grade Bond Portfolio - Service Class 2 - FMR Investment Management (U.K.) Limited;Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd	0.63%	1.50%	0.20%	1.68%
U.S. Equity	Fidelity® VIP Mid Cap Portfolio - Service Class 2 - FMR Investment Management (U.K.) Limited;Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd	0.82%	17.18%	11.06%	8.94%
U.S. Equity	Franklin DynaTech VIP Fund - Class 2 - Franklin Advisers, Inc.	0.87%	30.44%	13.64%	12.67%
Allocation	Franklin Income VIP Fund - Class 2 - Franklin Advisers, Inc.(1)	0.72%	7.20%	5.29%	5.27%
Allocation	Franklin Mutual Shares VIP Fund - Class 2 - Franklin Mutual Advisers, LLC	0.94%	11.27%	5.75%	5.83%
U.S. Equity	Franklin Rising Dividends VIP Fund - Class 2 - Franklin Advisers, Inc.(1)	0.88%	10.79%	10.30%	10.44%
U.S. Equity	Franklin Small Cap Value VIP Fund - Class 2 - Franklin Mutual Advisers, LLC(1)	0.90%	11.71%	8.36%	8.17%
U.S. Equity	Franklin Small-Mid Cap Growth VIP Fund - Class 2 - Franklin Advisers, Inc.(1)	1.08%	11.04%	9.75%	9.32%
Taxable Bond	Franklin U.S. Government Securities VIP Fund - Class 2 - Franklin Advisers, Inc.	0.78%	1.37%	-0.52%	0.53%
International Equity	Goldman Sachs VIT International Equity Insights Fund -Service Class(1)	1.05%	5.80%	5.19%	4.61%
U.S. Equity	Goldman Sachs VIT Mid Cap Growth Fund - Service Class(1)	0.98%	20.23%	11.04%	10.20%
U.S. Equity	Goldman Sachs VIT Mid Cap Value Fund - Service Class(1)	1.07%	12.12%	9.57%	7.71%
U.S. Equity	Goldman Sachs VIT Strategic Growth Fund - Service Class(1)	0.96%	31.99%	16.47%	14.61%
U.S. Equity	Goldman Sachs VIT Trend Driven Allocation Fund - Service Class(1)	0.96%	11.73%	4.77%	4.16%
U.S. Equity	Invesco® V.I. American Value Fund - Series II	1.14%	30.09%	13.40%	8.85%
Allocation	Invesco® V.I. Balanced-Risk Allocation Fund - Series II(1)	1.06%	3.56%	2.51%	3.57%

Asset Allocation Type	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable(2)	Net Annual Expenses – Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
U.S. Equity	Invesco® V.I. Comstock Fund - Series II	1.01%	14.87%	11.31%	9.21%
U.S. Equity	Invesco® V.I. Discovery Large Cap Fund - Series II (1) (formerly, Invesco® V.I. Capital Appreciation Fund)	1.05%	33.82%	15.76%	12.97%
U.S. Equity	Invesco® V.I. Discovery Mid Cap Growth Fund - Series II	1.10%	23.92%	9.92%	11.29%
Allocation	Invesco® V.I. Equity and Income Fund - Series II	0.82%	11.91%	8.12%	7.09%
International Equity	Invesco® V.I. EQV International Equity Fund - Series II	1.15%	0.34%	2.97%	4.10%
International Equity	Invesco® V.I. Global Fund - Series II	1.06%	15.78%	9.21%	9.58%
Sector Equity	Invesco® V.I. Global Real Estate Fund - Series II - Invesco Asset Management Limited	1.27%	-2.11%	-2.64%	1.26%
Taxable Bond	Invesco® V.I. Global Strategic Income Fund - Series II(1)	1.18%	2.79%	-0.43%	1.28%
Taxable Bond	Invesco® V.I. Government Securities Fund - Series II	0.95%	1.48%	-0.40%	0.67%
U.S. Equity	Invesco® V.I. Growth and Income Fund - Series II	1.00%	15.72%	9.81%	8.53%
U.S. Equity	Invesco® V.I. Main Street Fund® - Series II(1)	1.05%	23.39%	11.81%	10.97%
U.S. Equity	Invesco® V.I. Small Cap Equity Fund - Series II	1.20%	17.85%	10.60%	7.82%
Money Market	Invesco® V.I. U.S. Government Money Portfolio - Series I	0.66%	4.63%	2.11%	1.40%
Taxable Bond	Lord Abbett Series Fund - Bond Debenture Portfolio - Class VC	0.99%	6.72%	1.90%	3.73%
U.S. Equity	Lord Abbett Series Fund - Dividend Growth Portfolio - Class VC	0.99%	22.14%	12.23%	11.16%
U.S. Equity	Lord Abbett Series Fund - Fundamental Equity Portfolio - Class VC(1)	1.08%	16.65%	8.81%	7.91%
U.S. Equity	Lord Abbett Series Fund - Growth Opportunities Portfolio - Class VC	1.13%	30.61%	7.67%	9.37%
U.S. Equity	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	1.14%	14.90%	9.21%	6.83%
U.S. Equity	MFS® VIT Growth Series - Service Class(1)(2)	0.97%	31.15%	14.46%	14.82%
International Equity	MFS® VIT II Emerging Markets Equity Portfolio - Service Class(1)(2)	1.48%	11.31%	0.24%	3.14%
International Equity	MFS® VIT II International Intrinsic Value Portfolio - Service Class(1)(2)	1.14%	6.97%	4.88%	7.26%
U.S. Equity	MFS® VIT II Massachusetts Investors Growth Stock Portfolio - Service Class(1)(2)	0.97%	15.98%	12.16%	12.91%
U.S. Equity	MFS® VIT Investors Trust Series - Service Class(1)(2)	0.99%	19.22%	11.12%	10.81%
U.S. Equity	MFS® VIT New Discovery Series - Service Class(1)(2)	1.12%	6.44%	4.71%	8.92%
U.S. Equity	MFS® VIT Research Series - Service Class(1)(2)	1.01%	18.56%	11.60%	11.38%
Taxable Bond	MFS® VIT Total Return Bond Series - Service Class(1)(2)	0.78%	2.33%	0.14%	1.64%
Allocation	MFS® VIT Total Return Series - Service Class(1)(2)	0.86%	7.46%	5.89%	6.20%
Sector Equity	MFS® VIT Utilities Series - Service Class(1)(2)	1.04%	11.34%	5.61%	6.02%
U.S. Equity	MFS® VIT Value Series - Service Class(1)(2)	0.94%	11.35%	7.76%	8.36%
Allocation	PIMCO VIT All Asset Portfolio - Advisor Class - Research Affiliates LLC(1)	2.365%	3.57%	4.31%	4.25%
Allocation	PIMCO VIT Global Diversified Allocation Portfolio - Advisor Class(1)	1.28%	9.02%	3.12%	4.36%
Taxable Bond	PIMCO VIT Long-Term U.S. Government Portfolio - Advisor Class	2.675%	-6.10%	-5.02%	-0.82%
Taxable Bond	PIMCO VIT Low Duration Portfolio - Advisor Class	0.77%	4.39%	0.98%	1.18%
Taxable Bond	PIMCO VIT Real Return Portfolio - Advisor Class	1.17%	2.03%	1.83%	2.05%
Taxable Bond	PIMCO VIT Short-Term Portfolio - Advisor Class	0.72%	5.95%	2.66%	2.29%

Asset Allocation Type	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable(2)	Net Annual Expenses – Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Taxable Bond	PIMCO VIT Total Return Portfolio - Advisor Class	0.89%	2.43%	-0.13%	1.43%
U.S. Equity	Royce Capital Micro-Cap Portfolio - Service Class	1.45%	13.28%	10.70%	7.02%
U.S. Equity	Royce Capital Small-Cap Portfolio - Service Class	1.38%	3.26%	6.93%	5.38%
International Equity	Templeton Developing Markets VIP Fund - Class 2 - Franklin Templeton Investment Management, Ltd(1)	1.36%	7.67%	0.88%	3.98%
International Equity	Templeton Foreign VIP Fund - Class 2 - Templeton Investment Counsel, LLC(1)	1.06%	-1.00%	2.60%	2.38%
Taxable Bond	Templeton Global Bond VIP Fund - Class 2 - Franklin Advisers, Inc.(1)	0.75%	-11.37%	-4.85%	-2.03%
International Equity	Templeton Growth VIP Fund - Class 2 - Templeton Global Advisors, Ltd.;Templeton Asset Management Ltd. (1)	1.12%	5.40%	4.60%	4.08%

(1)
These Funds and their investment advisers have entered into contractual fee waivers or expense reimbursement arrangements. These temporary fee reductions are reflected in their annual expenses. Those contractual arrangements are designed to reduce total annual Fund operating expenses for Contract Owners and will continue past the current year.

(2)
Please contact us if you any have questions about fund/portfolio availability.

Please retain this Annual Notice for future reference. The last Prospectus and Statement of Additional Information for this Contract, dated May 1, 2015, contains more information about the Contract. The SAI may be obtained, free of charge, in the same manner as the Prospectus.
EDGAR Contract Identifier: C000130864, C000130865, C000130866